

Mail Stop 4561

March 16, 2016

Karl Pichler
Chief Financial Officer
Rackspace Hosting, Inc.
1 Fanatical Place
City of Windcrest
San Antonio, TX 78218

> **Re:    Rackspace Hosting, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34143**

Dear Mr. Pichler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.    You disclose on page 14 that costs associated with maintaining revenue from existing customers is generally much lower than costs associated with generating revenue from new customers.  You also disclose that a reduction in revenue from existing customers could reduce your operating margins.  However, we note that none of the growth and profitability key operating measures presented on pages 33 and 34 provides an indication of the growth in revenues and profitability from existing customers separately from new customers.  In light of the foregoing, please tell us your consideration to providing a discussion of your results of operations separately for each type of revenue stream, as it appears that your operating margin is different for both and changes in the mix of these revenue streams may impact your profitability.  We refer you to Item 303(a)(3)(iii) of Regulation S-K, Section III of SEC Release 33-8350 and Section III.D of SEC Release 33-6835.

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 51

2.      We note the revised disclosures provided in response to comment 2 in your letter dated July 5,
2013.  Your disclosures indicate that the non-GAAP measure is a performance metric;
however, considering the nature of the adjustments the measure appears to represent a liquidity
measure.  In this regard, it is unclear why you would adjust a performance measure for the cash
payments for interest, income taxes and capital expenditures.  Please explain to us in detail why
you believe that "Adjusted Free Cash Flow" is useful as a performance measure.  Also, explain
why the measure is titled "Adjusted Free Cash Flow" if it is not intended to be a cash flow
measure.  Similar concerns apply to your earnings release furnished on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all
applicable Exchange Act rules require.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz,
Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the
financial statements and related matters.  Please contact me at (202) 551-3499 with any other
questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and
Services